Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the proxy statement/prospectus constituting a part of this Registration Statement of our reports dated February 15, 2024, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, of Macatawa Bank Corporation (the Company) appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023.

We also consent to the reference to us under the caption “Experts” in the proxy statement/prospectus.

/s/ BDO USA, PC

BDO USA, P.C.

Grand Rapids, Michigan

May 30, 2024

BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.